Notice to ASX/LSE 5 May 2022 Rio Tinto Limited – Address by the Chief Executive Jakob Stausham, Chief Executive Rio Tinto Limited 2022 AGM Annual General Meeting, Melbourne **Check against delivery** Thank you, Simon. First, I would like to acknowledge and pay my respects to the Wurundjeri people, the Traditional Owners of the land on which we meet today, and all Traditional Owners and First Nations people that host our operations around the world. 2021 was a defining year. When I became Chief Executive, it was clear that we needed a reset. We needed a clear sense of purpose – putting respect for people, communities and land at the heart of our contribution. And we needed to listen. We produce materials vital for the energy transition. But that’s not enough. The way we produce these essential materials is what will make the difference – to our customers, to host communities and governments, and to you, our shareholders. We must align our business priorities with society’s expectations and ensure all our stakeholders benefit from our success. We have a lot of work to do – but we are on the right path. We implemented the biggest management change in our history and set four objectives essential to our success: being the best operator, achieving impeccable ESG credentials, excelling in development, and strengthening our social licence. We launched our new strategy, including ambitious climate change targets, setting a new direction for us to contribute to, and thrive in, a decarbonising world. And we set new, simple values that connect us all as human beings – care, courage and curiosity. I would like to take a moment to talk about the humanitarian crisis in Ukraine, which has caused enormous suffering to innocent people. I join the world in condemning the violence and hoping for a peaceful and rapid end to this conflict. We have no operational assets or employees located in Russia or Ukraine; however, we are taking action in a few areas. Firstly, we are in the process of terminating all commercial relationships we have with Russian businesses. Most recently, we now have 100% capacity of Queensland Alumina Limited, which was previously operated through a joint venture with Rusal. We remain committed to ensuring the continued safe operation of QAL, as a significant employer and contributor to the local Gladstone and Queensland economies. In 2021, we maintained our commitment to safety first. The ongoing pandemic has touched all of us in some way. Sadly, we have lost colleagues, family and friends around the world to this virus. I’d like to take this opportunity to sincerely thank our people for their commitment, resilience and sacrifice during another COVID-constrained year. They have done a superb job. I am very proud. Exhibit 99.2

Notice to ASX/LSE Page 2 of 5 We continue to prioritise controls, support government vaccination campaigns and clinics near our operations and working to help our colleagues and communities with vital supplies. Despite the ongoing pandemic, we delivered a strong safety performance with zero fatalities for the third consecutive year. While this is great news, being able to go home to family at the end of a shift should be a given, not an achievement. The independent study on Workplace Culture conducted by former Australian Sex Discrimination Commissioner, Liz Broderick, allows us to understand the experiences of our workforce and how we can prevent and respond to harmful behaviours. The findings are deeply disturbing. Many of our employees have experienced bullying, racism and sexism. I offer my heartfelt apology to every team member, past and present, who has suffered because of these behaviours. This is not the kind of company we want to be. The report also contained 26 detailed recommendations. We will implement them all. We have already upgraded some site facilities and launched our new confidential reporting programme, MyVoice. With the executive team’s commitment, we can make a positive and lasting change and make Rio Tinto a less hierarchical, more humane place to work. Our financial performance in 2021 was very strong and demonstrated both the quality of our assets and the strength of our business model. The recovery of the global economy, driven by industrial production and high demand for our products, resulted in significant price strength for our major commodities. As Simon noted, we have achieved record financial results in 2021, with EBITDA of US$38 billion and net earnings of US$21 billion. Each of our four product groups was highly profitable. Our Iron Ore business continues to be the primary contributor, but we also benefited from an increased contribution from the other three product groups. Aluminium for example, recorded 20% return on capital employed in the second half of 2021, up from just 3% during 2020. A highlight for me comes when you compare the results for 2021 with a similar period of strong demand and prices a decade ago. Last year, we converted a far higher proportion of prices into earnings. And, because of our strict capital allocation, we converted these earnings into higher free cash flow of US$17.7 billion. This enabled us to declare record dividends of US$16.8 billion, a 79 per cent pay-out ratio. In 2021, we made progress against each of our objectives – but we know we have a lot ahead of us. One of our objectives is to restore our reputation as best operator. The Rio Tinto Safe Production System will empower our people to achieve consistent operational performance and unlock real and sustainable improvements at each of our assets. We have deployed it at five sites, and we will be rolling it out at many more, with up to 30 deployments at 15 sites over the coming months. Our second objective is to have impeccable ESG credentials. We provide materials to help the world progress. We have a responsibility to produce these materials in the right way. Society is demanding a greater commitment on climate change. Our new strategy includes ambitious climate targets. The first step is to address our own footprint. We have brought forward our 15% reduction target for our Scope 1 and 2 emissions from 2030 to 2025, and we more than tripled the target for 2030, seeking to reduce our carbon footprint by 50%. Rio Tinto is among the biggest electricity users in the Western world and also has significant land holdings. This provides a great opportunity, but also comes with a great responsibility. Our new climate targets are underpinned by an intention to invest US$7.5 billion. We will be disciplined, and these investments will, in aggregate, be value accretive at modest carbon prices.

Notice to ASX/LSE Page 3 of 5 We are mobilising the organisation, unleashing the skills and creativity of our many engineers to identify opportunities to decarbonise our assets and invest in renewable power. Construction of our first 34MW solar plant at the Gudai-Darri mine and 45MW battery system at Tom Price continued in 2021 and mark an important step in reducing our carbon footprint in the Pilbara. The solar plant will deliver approximately one third of Gudai-Darri’s average electricity demand. It is a first step in a broader programme to leverage the Pilbara’s natural advantages in solar and wind resources and deploy renewable power at scale. We recognise that processing our products also generates material indirect Scope 3 emissions. We are partnering on a number of potential technologies to decarbonise our value chains, including with BlueScope and POSCO, to explore low-carbon steelmaking pathways. And we have committed to increasing our R&D spend to speed up the development of technologies to enable our customers to decarbonise. In Aluminium, our ELYSIS joint venture with Alcoa, supported by Apple and the governments of Canada and Quebec, have already produced aluminium with zero direct carbon emissions at a fairly large scale. We are now scaling up to full commercial size cells in 2023 and commercialisation of this ground-breaking technology remains on track from 2024 onwards. We are investigating iron making with Pilbara fines using sustainable raw biomass to replace coking coal, and microwaves as a supplementary energy source. Initial test results are promising. We are now progressing the design of a larger scale continuous pilot plant. The third objective is to excel in development. All the materials we produce today are fundamental for the energy transition and beyond, including iron ore. We are well placed to grow and meet the increased demand. In the past year we have made meaningful progress on creating a pipeline of options that will create value for our shareholders in the years to come. Our ambition is to increase our investment in growth capital up to US$3 billion annually by 2023 to 2024, and to prioritise commodities that are essential for the drive to net zero. And we have demonstrated our willingness to grow via acquisitions. The Rincon lithium project in Argentina brings growth in a commodity essential to the energy transition, while at Oyu Tolgoi our proposal to acquire full ownership of Turquoise Hill will simplify the ownership structure and provide additional exposure to copper. We believe the terms of proposal are compelling for Turquoise Hill shareholders, and Rio Tinto will remain disciplined in pursuing this opportunity. Without a doubt the most significant development in terms of growth was resetting the relationship with the Government of Mongolia and Turquoise Hill. One of the highlights of my career was to stand side-by-side with the Prime Minister of Mongolia as we commenced underground mining. It was the culmination of years of hard work and dedication to develop such a complex greenfield project. We continue to look for new options and innovative ways of developing projects faster, but we will only do this in line with our ESG standards, while maintaining our absolute commitment to capital discipline. An example of this approach in action is Simandou. This project will deliver the high-grade iron ore essential to decarbonising the world’s steel industry. Last month, the Board gave its in-principle approval to the path forward for the project. The Framework Agreement recently signed with the Government of Guinea and our Chinese joint venture partners sets out co-development of the port and rail infrastructure, which will occur in line with international ESG and compliance standards. We look forward to working together to develop this nation-transforming project and I am personally committed to ensuring that the people of Guinea benefit from Simandou along with our shareholders and customers. In 2021, we committed US$2.4 billion to the Jadar lithium-borates project, one of the world’s largest greenfield lithium projects. In January 2022, the Government of Serbia cancelled the Spatial Plan for the project and required all related permits to be revoked. We remain committed to exploring all options and are reviewing the implications for our activities and our people in Serbia.

Notice to ASX/LSE Page 4 of 5 The fourth objective is to strengthen our social licence. We are focussed on listening and resetting relationships. This takes time, but we are moving forward on a model which is respectful and looks to provide certainty of protection for cultural heritage and mining. In February this year, we announced an agreement with the Yinhawangka Aboriginal Corporation. The co- designed management plan will ensure protection of significant social and cultural heritage values at the Western Range iron ore project in the Pilbara. We are continuing to improve our approach and we are engaging with other Traditional Owner groups in the Pilbara to develop similar plans. The discovery at the Yirra rock shelter, which confirmed the presence of the Yinhawangka people in the region for more than 50,000 years, is incredible news. We are working with Traditional Owners to support the works at this sacred site as our first Traditional Owner-led heritage excavation. We will continue to support more of these significant research projects to ensure we celebrate and care for cultural heritage. As the major shareholder, we were very disappointed to learn of the material cost and schedule over runs on the Ranger rehabilitation project in the Northern Territory announced by Energy Resources of Australia earlier this year. We remain committed to ensuring the rehabilitation project is completed to a standard that will establish an environment similar to the adjacent Kakadu National Park. We also acknowledge the Mirarr People’s concerns around the future of the undeveloped Jabiluka deposit and restate our full support for ERA’s commitment that this deposit will not be developed without their consent. We have a clear direction and strategy for the company to grow and decarbonise. We are rebuilding relationships and evolving our culture, supported by simple, human values. I am proud of the progress we made in 2021. But most of all I am proud of the talented, energetic and committed people across Rio Tinto, like those you saw in the video earlier, who are working hard to make our company even better. It is through working together and listening to the perspectives of all stakeholders, including our customers, host communities and you, our shareholders, that we will achieve our objectives. Our business is strong, and we are all committed to making Rio Tinto even stronger. Finally, I would like to take this opportunity to thank you, Simon, for your guidance and mentorship since I joined the Board. Through your support for transitioning the business to thrive in a low-carbon world, your legacy will be felt long into the future. Thank you.

Notice to ASX/LSE Page 5 of 5 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com